COMMENTS RECEIVED ON APRIL 5, 2005

FROM CHRISTIAN SANDOE

FIDELITY CALIFORNIA MUNICIPAL TRUST (File Nos. 002-83367 and 811-03725)
Spartan California Municipal Income Fund
POST-EFFECTIVE AMENDMENT NO. 46

FIDELITY CALIFORNIA MUNICIPAL TRUST II (File Nos. 033-42890 and 811-06397)
Fidelity California Municipal Money Market Fund and Spartan California Municipal Money Market Fund
POST-EFFECTIVE AMENDMENT NO. 26

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)
Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, Fidelity U.S. Bond Index Fund, and Spartan U.S. Equity Index Fund
POST-EFFECTIVE AMENDMENT NO. 42

FIDELITY OXFORD STREET TRUST (File Nos. 002-77909 and 811-03480)
Fidelity Four-in-One Index Fund
POST-EFFECTIVE AMENDMENT NO. 56

FIDELITY SELECT TRUST (File Nos. 002-69972 and 811-03114)
Fidelity Select Air Transportation Portfolio, Fidelity Select Automotive Portfolio, Fidelity Select Banking Portfolio, Fidelity Select Biotechnology Portfolio, Fidelity Select Brokerage and Investment Management Portfolio, Fidelity Select Business Services and Outsourcing Portfolio, Fidelity Select Chemicals Portfolio, Fidelity Select Computers Portfolio, Fidelity Select Construction and Housing Portfolio, Fidelity Select Consumer Industries Portfolio, Fidelity Select Cyclical Industries Portfolio, Fidelity Select Defense and Aerospace Portfolio, Fidelity Select Developing Communications Portfolio, Fidelity Select Electronics Portfolio, Fidelity Select Energy Portfolio, Fidelity Select Energy Service Portfolio, Fidelity Select Environmental portfolio, Fidelity Select Financial Services Portfolio, Fidelity Select Food and Agriculture Portfolio, Fidelity Select Gold Portfolio, Fidelity Select Health Care Portfolio, Fidelity Select Home Finance Portfolio, Fidelity Select Industrial Equipment Portfolio, Fidelity Select Industrial Materials Portfolio, Fidelity Select Insurance Portfolio, Fidelity Select Leisure Portfolio, Fidelity Select Medical Delivery Portfolio, Fidelity Select Medical Equipment and Systems Portfolio, Fidelity Select Multimedia Portfolio, Fidelity Select Natural Gas Portfolio, Fidelity Select Natural Resources Portfolio, Fidelity Select Networking and Infrastructure Portfolio, Fidelity Select Paper and Forest Products Portfolio, Fidelity Select Pharmaceuticals Portfolio, Retailing Portfolio, Fidelity Select Software and Computer Services Portfolio, Fidelity Select Technology Portfolio, Fidelity Select Telecommunications Portfolio, Fidelity Select Transportation Portfolio, Fidelity Select Utilities Growth Portfolio, Fidelity Select Wireless Portfolio, Fidelity Select Money Market Portfolio
POST-EFFECTIVE AMENDMENT NO. 80

1. Spartan Total Market Index Fund, Spartan Extended Market Index Fund, and Spartan International Index Fund

"Fund Management" (prospectus)

"Prior to joining Geode, Mr. Adams was employed by State Street Global Advisors in 1989 and served as a Portfolio Manager for over seven years. . . .

Prior to joining Geode, Mr. Waddell was employed by Fidelity in 1997 and served as a Senior Portfolio Assistant from 2002 to 2004."

C: The Staff questioned whether "in" should be replaced with "since."

R: We will revise the language as follows (underlined added):

"Prior to joining Geode, Mr. Adams was employed by State Street Global Advisors beginning in 1989 and served as a Portfolio Manager for over seven years. . .

Prior to joining Geode, Mr. Waddell was employed by Fidelity beginning in 1997 and served as a Senior Portfolio Assistant from 2002 to 2004."

2. All Funds (except Fidelity California Municipal Money Market Fund, Spartan California Municipal Money Market Fund, and Fidelity Select Money Market Portfolio)

"Management Contracts" (SAIs)

(All Funds (except Fidelity Select Stock Portfolios, Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, and Spartan U.S. Equity Index Fund)

"[The/A] portfolio manager's base salary is determined annually by level of responsibility and tenure at FMR or its affiliates."

(Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, and Spartan U.S. Equity Index Fund)

"Each portfolio manager's base salary is determined annually by level of responsibility and tenure at Geode."

(Fidelity Select Stock Portfolios)

"Each sector fund manager's base salary is determined primarily by level of responsibility and performance as a research analyst and sector fund manager at FMR or its affiliates."

C: Is each manager's salary a fixed based salary as opposed to a performance related salary or otherwise?

R: Each manager's base salary is determined for each year.

3. Fidelity Four-in-One Index Fund and Fidelity Select Stock Portfolios

"Management Contracts" (SAIs)

(Fidelity Four-in-One Index Fund)

"The primary components of a portfolio manager's bonus are based on (i) the pre-tax investment performance of a portfolio manager's fund(s) and accounts relative to a defined peer group and relative to a benchmark index assigned to each fund or account, and (ii) the investment performance of a broad range of other FMR equity funds and accounts."

(Fidelity Select Stock Portfolios)

"Additional components of each sector fund manager's bonus are based on (i) the pre-tax investment performance of the Select fund relative to the S&P 500 Index, a Goldman Sachs sector index (identified below for each Select fund above) and additional industry benchmark indices developed by FMR, if applicable, and (ii) the investment performance of a broad range of FMR equity funds and accounts."

C: Item 15(b) of Form N-1A requires that any benchmark used to measure performance be identified. The underlined text does not provide enough information.

R: For the Select Stock Portfolios, the following footnote explaining the customized benchmarks will be added in the funds' next filing:

"These funds are also compared to a customized industry benchmark index developed by FMR. Each customized industry benchmark generally is a market-capitalization weighted index of securities that meet a fund's 80% name test policy. FMR rebalances these customized industry benchmark indexes monthly to add new securities issued (e.g., IPO's) and to exclude securities that fall below a certain market capitalization in the weighted index. The customized industry benchmarks generally exclude securities of foreign companies, with the exception of Select Automotive and Select Pharmaceuticals."

The portfolio manager for Four-in-One-Index is not compensated for managing that fund and therefore there is no benchmark for compensation purposes. General information is provided as to how the portfolio manager's bonus is determined, which is based on the performance of other funds. Additional information on the portfolio manager's compensation is provided in the SAI(s) for other funds managed by the portfolio manager.

4. Fidelity U.S. Bond Index, Fidelity Four-in-One Index Fund, Fidelity Select Stock Portfolios, and Spartan California Municipal Income Fund

"Management Contracts" (SAIs)

(Fidelity U.S. Bond Index, Fidelity Four-in-One Index Fund, and Spartan California Municipal Income Fund)

"[The/A] portfolio manager may execute transactions for another fund or account that may adversely impact the value of securities held by [the/a] fund."

(Fidelity Select Stock Portfolios)

"A sector fund manager may execute transactions for another fund or account that may adversely impact the value of securities held by the Select fund."

C: Discuss conflicts as they relate to allocation.

R: We will add the following disclosure to address conflicts arising from the allocation policy in the funds' next filing:

"In addition, the fund's trade allocation policies and procedures may give rise to conflicts of interest if the fund's orders do not get fully executed due to being aggregated with those of other accounts managed by FMR."

5. All funds

Tandy (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.

FOLLOW-UP COMMENTS RECEIVED ON APRIL 19, 2005

FROM CHRISTIAN SANDOE

FIDELITY CALIFORNIA MUNICIPAL TRUST (File Nos. 002-83367 and 811-03725)
Spartan California Municipal Income Fund
POST-EFFECTIVE AMENDMENT NO. 46

FIDELITY CALIFORNIA MUNICIPAL TRUST II (File Nos. 033-42890 and 811-06397)
Fidelity California Municipal Money Market Fund and Spartan California Municipal Money Market Fund
POST-EFFECTIVE AMENDMENT NO. 26

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)
Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, Fidelity U.S. Bond Index Fund, and Spartan U.S. Equity Index Fund
POST-EFFECTIVE AMENDMENT NO. 42

FIDELITY OXFORD STREET TRUST (File Nos. 002-77909 and 811-03480)
Fidelity Four-in-One Index Fund
POST-EFFECTIVE AMENDMENT NO. 56

FIDELITY SELECT TRUST (File Nos. 002-69972 and 811-03114)
Fidelity Select Air Transportation Portfolio, Fidelity Select Automotive Portfolio, Fidelity Select Banking Portfolio, Fidelity Select Biotechnology Portfolio, Fidelity Select Brokerage and Investment Management Portfolio, Fidelity Select Business Services and Outsourcing Portfolio, Fidelity Select Chemicals Portfolio, Fidelity Select Computers Portfolio, Fidelity Select Construction and Housing Portfolio, Fidelity Select Consumer Industries Portfolio, Fidelity Select Cyclical Industries Portfolio, Fidelity Select Defense and Aerospace Portfolio, Fidelity Select Developing Communications Portfolio, Fidelity Select Electronics Portfolio, Fidelity Select Energy Portfolio, Fidelity Select Energy Service Portfolio, Fidelity Select Environmental portfolio, Fidelity Select Financial Services Portfolio, Fidelity Select Food and Agriculture Portfolio, Fidelity Select Gold Portfolio, Fidelity Select Health Care Portfolio, Fidelity Select Home Finance Portfolio, Fidelity Select Industrial Equipment Portfolio, Fidelity Select Industrial Materials Portfolio, Fidelity Select Insurance Portfolio, Fidelity Select Leisure Portfolio, Fidelity Select Medical Delivery Portfolio, Fidelity Select Medical Equipment and Systems Portfolio, Fidelity Select Multimedia Portfolio, Fidelity Select Natural Gas Portfolio, Fidelity Select Natural Resources Portfolio, Fidelity Select Networking and Infrastructure Portfolio, Fidelity Select Paper and Forest Products Portfolio, Fidelity Select Pharmaceuticals Portfolio, Retailing Portfolio, Fidelity Select Software and Computer Services Portfolio, Fidelity Select Technology Portfolio, Fidelity Select Telecommunications Portfolio, Fidelity Select Transportation Portfolio, Fidelity Select Utilities Growth Portfolio, Fidelity Select Wireless Portfolio, Fidelity Select Money Market Portfolio
POST-EFFECTIVE AMENDMENT NO. 80

1. Spartan Total Market Index Fund, Spartan Extended Market Index Fund, and Spartan International Index Fund

"Fund Management" (prospectus)

"Prior to joining Geode, Mr. Adams was employed by State Street Global Advisors in 1989 and served as a Portfolio Manager for over seven years. . . .

Prior to joining Geode, Mr. Waddell was employed by Fidelity in 1997 and served as a Senior Portfolio Assistant from 2002 to 2004."

C: The Staff requests that we add specific beginning and end dates for the employment history included in Mr. Adams' and Mr. Waddell's biographical information.

R: We will revise the language as follows (underlined added; [bracketed] deleted):

"[Prior to joining Geode,] Mr. Adams was employed by State Street Global Advisors from June 1989 to June 2003 [in 1989 and] where he served as a Portfolio Manager for over seven years before joining Geode."

"Prior to joining Geode, Mr. Waddell was employed by Fidelity [in 1997] from December 1997 to February 2004 and served as a Senior Portfolio Assistant from 2002 to 2004."

3. Fidelity Four-in-One Index Fund and Fidelity Select Stock Portfolios

"Management Contracts" (SAIs)

(Fidelity Four-in-One Index Fund)

"The primary components of a portfolio manager's bonus are based on (i) the pre-tax investment performance of a portfolio manager's fund(s) and accounts relative to a defined peer group and relative to a benchmark index assigned to each fund or account, and (ii) the investment performance of a broad range of other FMR equity funds and accounts."

(Fidelity Select Stock Portfolios)

"Additional components of each sector fund manager's bonus are based on (i) the pre-tax investment performance of the Select fund relative to the S&P 500 Index, a Goldman Sachs sector index (identified below for each Select fund above) and additional industry benchmark indices developed by FMR, if applicable, and (ii) the investment performance of a broad range of FMR equity funds and accounts."

C: The Staff would like us to add disclosure to make it clearer that the customized industry benchmark is only available internally at Fidelity and is not available to the public.

R: For the Select Stock Portfolios, we will modify the footnote below as follows (underlined added):

"These funds are also compared to a customized industry benchmark index developed by FMR for internal use. Each customized industry benchmark generally is a market-capitalization weighted index of securities that meet a fund's 80% name test policy. FMR rebalances these customized industry benchmark indexes monthly to add new securities issued (e.g., IPO's) and to exclude securities that fall below a certain market capitalization in the weighted index. The customized industry benchmarks generally exclude securities of foreign companies, with the exception of Select Automotive and Select Pharmaceuticals."

FOLLOW-UP COMMENT RECEIVED ON APRIL 19, 2005

FROM CHRISTIAN SANDOE

FIDELITY CALIFORNIA MUNICIPAL TRUST (File Nos. 002-83367 and 811-03725)
Spartan California Municipal Income Fund
POST-EFFECTIVE AMENDMENT NO. 46

FIDELITY CALIFORNIA MUNICIPAL TRUST II (File Nos. 033-42890 and 811-06397)
Fidelity California Municipal Money Market Fund and Spartan California Municipal Money Market Fund
POST-EFFECTIVE AMENDMENT NO. 26

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)
Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, Fidelity U.S. Bond Index Fund, and Spartan U.S. Equity Index Fund
POST-EFFECTIVE AMENDMENT NO. 42

FIDELITY OXFORD STREET TRUST (File Nos. 002-77909 and 811-03480)
Fidelity Four-in-One Index Fund
POST-EFFECTIVE AMENDMENT NO. 56

FIDELITY SELECT TRUST (File Nos. 002-69972 and 811-03114)
Fidelity Select Air Transportation Portfolio, Fidelity Select Automotive Portfolio, Fidelity Select Banking Portfolio, Fidelity Select Biotechnology Portfolio, Fidelity Select Brokerage and Investment Management Portfolio, Fidelity Select Business Services and Outsourcing Portfolio, Fidelity Select Chemicals Portfolio, Fidelity Select Computers Portfolio, Fidelity Select Construction and Housing Portfolio, Fidelity Select Consumer Industries Portfolio, Fidelity Select Cyclical Industries Portfolio, Fidelity Select Defense and Aerospace Portfolio, Fidelity Select Developing Communications Portfolio, Fidelity Select Electronics Portfolio, Fidelity Select Energy Portfolio, Fidelity Select Energy Service Portfolio, Fidelity Select Environmental portfolio, Fidelity Select Financial Services Portfolio, Fidelity Select Food and Agriculture Portfolio, Fidelity Select Gold Portfolio, Fidelity Select Health Care Portfolio, Fidelity Select Home Finance Portfolio, Fidelity Select Industrial Equipment Portfolio, Fidelity Select Industrial Materials Portfolio, Fidelity Select Insurance Portfolio, Fidelity Select Leisure Portfolio, Fidelity Select Medical Delivery Portfolio, Fidelity Select Medical Equipment and Systems Portfolio, Fidelity Select Multimedia Portfolio, Fidelity Select Natural Gas Portfolio, Fidelity Select Natural Resources Portfolio, Fidelity Select Networking and Infrastructure Portfolio, Fidelity Select Paper and Forest Products Portfolio, Fidelity Select Pharmaceuticals Portfolio, Retailing Portfolio, Fidelity Select Software and Computer Services Portfolio, Fidelity Select Technology Portfolio, Fidelity Select Telecommunications Portfolio, Fidelity Select Transportation Portfolio, Fidelity Select Utilities Growth Portfolio, Fidelity Select Wireless Portfolio, Fidelity Select Money Market Portfolio
POST-EFFECTIVE AMENDMENT NO. 80

2. All Funds (except Fidelity California Municipal Money Market Fund, Spartan California Municipal Money Market Fund, and Fidelity Select Money Market Portfolio)

"Management Contracts" (SAIs)

(All Funds (except Fidelity Select Stock Portfolios, Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, and Spartan U.S. Equity Index Fund)

"[The/A] portfolio manager's base salary is determined annually by level of responsibility and tenure at FMR or its affiliates."

(Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, and Spartan U.S. Equity Index Fund)

"Each portfolio manager's base salary is determined annually by level of responsibility and tenure at Geode."

(Fidelity Select Stock Portfolios)

"Each sector fund manager's base salary is determined primarily by level of responsibility and performance as a research analyst and sector fund manager at FMR or its affiliates."

C: The Staff would like us to add disclosure to clarify that the manager's base salary is fixed.

R: We will modify our disclosure as follows (underlined added; [bracketed] deleted):

(All Funds (except Fidelity Select Stock Portfolios, Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, and Spartan U.S. Equity Index Fund)

"As of February 28, 2005, portfolio manager compensation generally consists of a fixed base salary determined periodically, a bonus and, in certain cases, participation in several types of equity-based compensation plans. A portion of the portfolio manager's compensation may be deferred based on criteria established by FMR or at the election of the portfolio manager.

The portfolio manager's base salary is determined [annually] by level of responsibility and tenure at FMR or its affiliates."

(Fidelity Select Stock Portfolios)

"As of February 28, 2005, each sector fund manager's compensation generally consists of a fixed base salary determined periodically, a bonus and, in certain cases, participation in several types of equity-based compensation plans. A portion of a sector fund manager's compensation may be deferred based on criteria established by FMR or at the election of the sector fund manager.

Each sector fund manager's base salary is determined primarily by level of responsibility and performance as a research analyst and sector fund manager at FMR or its affiliates."

(Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, and Spartan U.S. Equity Index Fund)

The above funds already include the following statement:

"As of February 28, 2005, portfolio manager compensation generally consists of a fixed base salary and a bonus that is based on both objective and subjective criteria."

FOLLOW-UP COMMENT RECEIVED ON APRIL 22, 2005

FROM BRION THOMPSON

FIDELITY CALIFORNIA MUNICIPAL TRUST (File Nos. 002-83367 and 811-03725)
Spartan California Municipal Income Fund
POST-EFFECTIVE AMENDMENT NO. 46

FIDELITY CALIFORNIA MUNICIPAL TRUST II (File Nos. 033-42890 and 811-06397)
Fidelity California Municipal Money Market Fund and Spartan California Municipal Money Market Fund
POST-EFFECTIVE AMENDMENT NO. 26

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)
Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, Fidelity U.S. Bond Index Fund, and Spartan U.S. Equity Index Fund
POST-EFFECTIVE AMENDMENT NO. 42

FIDELITY OXFORD STREET TRUST (File Nos. 002-77909 and 811-03480)
Fidelity Four-in-One Index Fund
POST-EFFECTIVE AMENDMENT NO. 56

FIDELITY SELECT TRUST (File Nos. 002-69972 and 811-03114)
Fidelity Select Air Transportation Portfolio, Fidelity Select Automotive Portfolio, Fidelity Select Banking Portfolio, Fidelity Select Biotechnology Portfolio, Fidelity Select Brokerage and Investment Management Portfolio, Fidelity Select Business Services and Outsourcing Portfolio, Fidelity Select Chemicals Portfolio, Fidelity Select Computers Portfolio, Fidelity Select Construction and Housing Portfolio, Fidelity Select Consumer Industries Portfolio, Fidelity Select Cyclical Industries Portfolio, Fidelity Select Defense and Aerospace Portfolio, Fidelity Select Developing Communications Portfolio, Fidelity Select Electronics Portfolio, Fidelity Select Energy Portfolio, Fidelity Select Energy Service Portfolio, Fidelity Select Environmental portfolio, Fidelity Select Financial Services Portfolio, Fidelity Select Food and Agriculture Portfolio, Fidelity Select Gold Portfolio, Fidelity Select Health Care Portfolio, Fidelity Select Home Finance Portfolio, Fidelity Select Industrial Equipment Portfolio, Fidelity Select Industrial Materials Portfolio, Fidelity Select Insurance Portfolio, Fidelity Select Leisure Portfolio, Fidelity Select Medical Delivery Portfolio, Fidelity Select Medical Equipment and Systems Portfolio, Fidelity Select Multimedia Portfolio, Fidelity Select Natural Gas Portfolio, Fidelity Select Natural Resources Portfolio, Fidelity Select Networking and Infrastructure Portfolio, Fidelity Select Paper and Forest Products Portfolio, Fidelity Select Pharmaceuticals Portfolio, Retailing Portfolio, Fidelity Select Software and Computer Services Portfolio, Fidelity Select Technology Portfolio, Fidelity Select Telecommunications Portfolio, Fidelity Select Transportation Portfolio, Fidelity Select Utilities Growth Portfolio, Fidelity Select Wireless Portfolio, Fidelity Select Money Market Portfolio
POST-EFFECTIVE AMENDMENT NO. 80

2. All Funds (except Fidelity California Municipal Money Market Fund, Spartan California Municipal Money Market Fund, and Fidelity Select Money Market Portfolio)

"Management Contracts" (SAIs)

(All Funds (except Fidelity Select Stock Portfolios, Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, and Spartan U.S. Equity Index Fund)

"[The/A] portfolio manager's base salary is determined annually by level of responsibility and tenure at FMR or its affiliates."

(Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, and Spartan U.S. Equity Index Fund)

"Each portfolio manager's base salary is determined annually by level of responsibility and tenure at Geode."

(Fidelity Select Stock Portfolios)

"Each sector fund manager's base salary is determined primarily by level of responsibility and performance as a research analyst and sector fund manager at FMR or its affiliates."

C: The Staff would like us to add a parenthetical next to "periodically" to explain how often the portfolio manager's salary is adjusted.

R: To address the Staff's concern, we will modify our disclosure as follows (underlined added; [bracketed] deleted):

(All Funds (except Fidelity Select Stock Portfolios, Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, and Spartan U.S. Equity Index Fund)

"As of February 28, 2005, portfolio manager compensation generally consists of a fixed base salary determined periodically (typically annually), a bonus and, in certain cases, participation in several types of equity-based compensation plans. A portion of the portfolio manager's compensation may be deferred based on criteria established by FMR or at the election of the portfolio manager.

The portfolio manager's base salary is determined [annually] by level of responsibility and tenure at FMR or its affiliates."

(Fidelity Select Stock Portfolios)

"As of February 28, 2005, each sector fund manager's compensation generally consists of a fixed base salary determined periodically (typically annually), a bonus and, in certain cases, participation in several types of equity-based compensation plans. A portion of a sector fund manager's compensation may be deferred based on criteria established by FMR or at the election of the sector fund manager.

Each sector fund manager's base salary is determined primarily by level of responsibility and performance as a research analyst and sector fund manager at FMR or its affiliates."

FOLLOW-UP COMMENT RECEIVED ON APRIL 25, 2005

FROM CHRISTIAN SANDOE

FIDELITY CALIFORNIA MUNICIPAL TRUST (File Nos. 002-83367 and 811-03725)
Spartan California Municipal Income Fund
POST-EFFECTIVE AMENDMENT NO. 46

FIDELITY CALIFORNIA MUNICIPAL TRUST II (File Nos. 033-42890 and 811-06397)
Fidelity California Municipal Money Market Fund and Spartan California Municipal Money Market Fund
POST-EFFECTIVE AMENDMENT NO. 26

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)
Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, Fidelity U.S. Bond Index Fund, and Spartan U.S. Equity Index Fund
POST-EFFECTIVE AMENDMENT NO. 42

FIDELITY OXFORD STREET TRUST (File Nos. 002-77909 and 811-03480)
Fidelity Four-in-One Index Fund
POST-EFFECTIVE AMENDMENT NO. 56

FIDELITY SELECT TRUST (File Nos. 002-69972 and 811-03114)
Fidelity Select Air Transportation Portfolio, Fidelity Select Automotive Portfolio, Fidelity Select Banking Portfolio, Fidelity Select Biotechnology Portfolio, Fidelity Select Brokerage and Investment Management Portfolio, Fidelity Select Business Services and Outsourcing Portfolio, Fidelity Select Chemicals Portfolio, Fidelity Select Computers Portfolio, Fidelity Select Construction and Housing Portfolio, Fidelity Select Consumer Industries Portfolio, Fidelity Select Cyclical Industries Portfolio, Fidelity Select Defense and Aerospace Portfolio, Fidelity Select Developing Communications Portfolio, Fidelity Select Electronics Portfolio, Fidelity Select Energy Portfolio, Fidelity Select Energy Service Portfolio, Fidelity Select Environmental portfolio, Fidelity Select Financial Services Portfolio, Fidelity Select Food and Agriculture Portfolio, Fidelity Select Gold Portfolio, Fidelity Select Health Care Portfolio, Fidelity Select Home Finance Portfolio, Fidelity Select Industrial Equipment Portfolio, Fidelity Select Industrial Materials Portfolio, Fidelity Select Insurance Portfolio, Fidelity Select Leisure Portfolio, Fidelity Select Medical Delivery Portfolio, Fidelity Select Medical Equipment and Systems Portfolio, Fidelity Select Multimedia Portfolio, Fidelity Select Natural Gas Portfolio, Fidelity Select Natural Resources Portfolio, Fidelity Select Networking and Infrastructure Portfolio, Fidelity Select Paper and Forest Products Portfolio, Fidelity Select Pharmaceuticals Portfolio, Retailing Portfolio, Fidelity Select Software and Computer Services Portfolio, Fidelity Select Technology Portfolio, Fidelity Select Telecommunications Portfolio, Fidelity Select Transportation Portfolio, Fidelity Select Utilities Growth Portfolio, Fidelity Select Wireless Portfolio, Fidelity Select Money Market Portfolio
POST-EFFECTIVE AMENDMENT NO. 80

2. All Funds (except Fidelity California Municipal Money Market Fund, Spartan California Municipal Money Market Fund, and Fidelity Select Money Market Portfolio)

"Management Contracts" (SAIs)

(All Funds (except Fidelity Select Stock Portfolios, Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, and Spartan U.S. Equity Index Fund)

"As of February 28, 2005, portfolio manager compensation generally consists of a fixed base salary determined periodically (typically annually), a bonus and, in certain cases, participation in several types of equity-based compensation plans. A portion of the portfolio manager's compensation may be deferred based on criteria established by FMR or at the election of the portfolio manager.

The portfolio manager's base salary is determined by level of responsibility and tenure at FMR or its affiliates."

(Fidelity Select Stock Portfolios)

"As of February 28, 2005, each sector fund manager's compensation generally consists of a fixed base salary determined periodically (typically annually), a bonus and, in certain cases, participation in several types of equity-based compensation plans. A portion of a sector fund manager's compensation may be deferred based on criteria established by FMR or at the election of the sector fund manager.

Each sector fund manager's base salary is determined primarily by level of responsibility and performance as a research analyst and sector fund manager at FMR or its affiliates."

C: The Staff would like us to delete the phrase "determined periodically (typically annually)" in the proposed modification altogether.

R: We believe the disclosure that the Staff has asked us to delete provides material information to shareholders and a complete description of the portfolio manager's compensation package. Accordingly, we have not revised the disclosure.